SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

14 October 2024

New shares to be issued in connection with the scrip dividend alternative

On 28 August 2024, Prudential plc ("Prudential") announced a 2024 first interim dividend of 6.84 US cents per ordinary share (the "Dividend"). On 30 August 2024, Prudential further announced that a scrip dividend alternative would be offered in respect of the Dividend in accordance with the shareholder approval obtained at the 2024 annual general meeting. The scrip dividend alternative will involve the issuance of relevant new ordinary shares on the Hong Kong line only.

To participate in the scrip dividend alternative, shareholders must have held a minimum of 118 ordinary shares on the applicable record date for the Dividend (6 September 2024 for United Kingdom and Singapore shareholders, or 9 September 2024 for Hong Kong shareholders).

Prudential announces that 2,813,929 ordinary shares of 5 pence each will be issued in connection with the scrip dividend alternative (the "Shares"). When issued, these Shares will rank pari passu with the existing ordinary shares. 214,108 of the Shares will be sold pursuant to the share dealing facility which Prudential has made available to enable United Kingdom shareholders to participate in the scrip dividend alternative if they cannot provide an address in Hong Kong or details of a Hong Kong qualifying brokerage account (a requirement of holding shares on the Hong Kong line). Further announcements will be made in due course in respect of the listing and admission of the Shares.

Consistent with the Board's policy on scrip and staff incentive scheme share issuances, it is intended that any minor dilution of shareholders resulting from the scrip issuance will be neutralised through the on-market buyback of shares on the London Stock Exchange.

Further details can be found in the Evergreen Scrip Dividend Scheme Circular published on 13 September 2024 or viewed at www.prudentialplc.com/en/investors/shareholder-information/dividend/scrip-dividend.

Additional information

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Contact

Tom Clarkson, Company Secretary, +44 (0)20 3977 9172

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 October 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S. Clarkson

Thomas S. Clarkson
Company Secretary